EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Wholly Owned Subsidiary of Bank of America, N.A.)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

		For the Year Ended
		December 31, 2009	December 26, 2008	December 28, 2007	December 31,
($ in thousands)					2006	2005
I.	Earnings:
	Net income	$13,887	$15,881	$19,410	$18,456	$16,176
	Fixed charges excluding preferred stock dividends	—	—	—	—	—

	Earnings before fixed charges	$13,887	$15,881	$19,410	$18,456	$16,176

II.	Fixed charges:
	Preferred stock dividends	$10,181	$10,125	$13,540	$14,252	$14,252

III.	Ratios of earnings to fixed charges	1.36x	1.57x	1.43x	1.30x	1.13x